UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

401(K) PLAN FOR REPRESENTED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Financial Statements

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

GENERAL DYNAMICS CORPORATION

401(K) PLAN FOR REPRESENTED EMPLOYEES

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of the General Dynamics Corporation 401(k) Plan for Represented Employees:

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation 401(k) Plan for Represented Employees (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the General Dynamics Corporation 401(k) Plan for Represented Employees as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule – Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, Virginia

June 28, 2013

1

GENERAL DYNAMICS CORPORATION

401(K) PLAN FOR REPRESENTED EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments in Master Trust at fair value (note 4)	$1,012,131,579	955,621,238
Notes receivable from participants	40,025,426	38,780,649
Contributions receivable – employer	1,462,683	1,365,009
Contributions receivable – participant	987,347	407,005

Total assets	1,054,607,035	996,173,901
Liabilities:
Accrued administrative expenses	223,421	151,839

Net assets reflecting all investments at fair value	1,054,383,614	996,022,062

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,355,787)	(6,117,626)

Net assets available for benefits	$1,046,027,827	989,904,436

See accompanying notes to financial statements.

2

GENERAL DYNAMICS CORPORATION

401(K) PLAN FOR REPRESENTED EMPLOYEES

Statement of Net Assets Available for Benefits

Year ended December 31, 2012

Additions to net assets attributed to:
Participation in income of Master Trust (note 4)	$67,678,545

Contributions:
Rollover	699,318
Participant	45,718,975
Employer	19,366,273

Total contributions	65,784,566

Total additions	133,463,111

Deductions from net assets attributed to:
Benefits paid to participants (note 7)	76,217,402
Administrative expenses	1,122,318

Total deductions	77,339,720

Net increase	56,123,391
Net assets available for benefits:
Beginning of year	989,904,436

End of year	$1,046,027,827

See accompanying notes to financial statements.

3

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Plan Description

The following description of the General Dynamics Corporation 401(k) Plan for Represented Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Effective December 31, 2012, the Plan name was changed to General Dynamics Corporation 401(k) Plan for Represented Employees from General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees.

(a)	General

The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation and its subsidiaries (the Company or the Plan Sponsor) subject to a collective bargaining agreement. The Plan is one of four plans that comprise the General Dynamics Corporation 401(k) Plan Master Trust Agreement (Master Trust). Effective December 31, 2012, the name of the Master Trust was changed to the General Dynamics Corporation 401(k) Plan Master Trust Agreement from the General Dynamics Corporation Savings and Stock Investment Plan Master Trust.

(b)	Plan Administration

Prior to December 31, 2012, The Northern Trust Company (TNT) held the Plan’s assets as the Plan’s trustee and Hewitt Associates, LLC (Aon Hewitt) was the Plan’s recordkeeper. Effective December 31, 2012, Fidelity Management Trust Company (Fidelity) became the Plan’s trustee and Fidelity Workplace Services, LLC became the Plan’s recordkeeper. As a result of the change in trustees, the investments of the Master Trust were transferred from TNT to Fidelity on December 28, 2012.

(c)	Contributions

Participants are eligible to participate in the Plan upon hire. Contribution percentages range from 1% to 100% of eligible compensation on a before-tax or after-tax basis (Roth contributions), up to the statutory limits defined by the Internal Revenue Code (IRC). The employer match amount varies based on the business unit with whom the participant is employed.

Participants at certain business units that do not accrue credited service under a Company-sponsored defined benefit pension plan may be eligible to receive an employer profit-sharing contribution based on a percentage of their eligible compensation. At December 31, 2012 and 2011, $796,929 and $869,956, respectively, of such profit-sharing contributions, respectively, were included as a receivable in the Plan’s financial statements.

(d)	Participant Accounts

Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Plan Sponsor. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

4	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

(e)	Vesting

Participants’ contributions are always 100% vested. Vesting in any Company matching or profit-sharing contributions varies by business unit, but does not exceed five years.

(f)	Notes Receivable from Participants

The Plan permits active participants to borrow the lesser of $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months, or 50% of the vested amount in their accounts (subject to limits defined in the Plan document and by the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Loans are issued at the U.S. prime rate of interest. Participant loans outstanding at December 31, 2012, bear interest at rates that range from 3.25% to 9.5%. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest.

(g)	Payment of Benefits

On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan, (c) receive annual or monthly installment payments over a specified period or in specified amounts, or (d) receive a partial distribution of his or her total account balance. Active participants may be eligible to receive in-service or hardship withdrawals or withdrawals allowed under the IRC for participants that reach age 59 1/2.

(h)	Forfeited Accounts

During the year ended December 31, 2012, participants’ forfeited nonvested account balances totaled $64,172. These amounts were used to reduce employer contributions. There were no participants’ previously forfeited account balances that were restored due to employees who re-joined the Plan within the parameters of the Plan documents. The Plan did not have a forfeiture balance at December 31, 2012.

(i)	Administrative Expenses

The Master Trust generally pays the administrative expenses of the Plan. The Plan document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2012.

5	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2012.

Administrative expenses may be specifically identified to the four plans that participate in the Master Trust, or these expenses may be attributable to the Master Trust in general. Specifically identified expenses of the Plan for 2012 were $1,122,318 and are reflected as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. General expenses (primarily investment management and trustee fees) of the Master Trust in 2012 were $2,196,984. A portion of these expenses are allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust. For the year ended December 31, 2012, approximately $260,000 of general expenses were allocated to the Plan and included as a reduction of participation in the income of the Master Trust.

(j)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or GICs), which are adjusted from fair value to contract value.

Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income, and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex-dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.

(c)	Payment of Benefits

Benefits are recorded when paid.

6	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

(d)	Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on October 29, 2010, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The favorable determination letter expired on January 31, 2012. Prior to expiration, the Plan applied for a new determination letter and has not yet received a favorable response from the Internal Revenue Service.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2009.

(4)	Investments

(a)	General

The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation 401(k) Plan 3.0, the General Dynamics Corporation 401(k) Plan 4.5, and the General Dynamics Corporation 401(k) Plan 5.0 (collectively, the Plans). Each of the Plans has a pro rata interest in the Master Trust. Net assets and net participation in the net income of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings thereon. At December 31 of both 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was approximately 12%.

7	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

The following table presents the investments of the Master Trust as of December 31, 2012 and 2011:

	2012	2011
General Dynamics Corporation common stock+	$2,127,670,462	2,172,426,079
Equity securities*	631,654,975	267,867,992
Guaranteed investment contracts (GICs)*	2,665,924,608	2,373,094,716
Units of collective trusts (CCTs)+	2,907,186,787	2,036,282,387
Units of registered investment companies (RICs)	—	251,790,963
Fixed-income securities*	—	730,082,948
Cash and cash equivalents, other	19,094,252	60,029,890
Securities on loan^	—	967,180,843

Total investments at fair value	8,351,531,084	8,858,755,818
Notes receivable from participants	188,631,630	180,843,078

Total assets	8,540,162,714	9,039,598,896

Pending trade sales, net	—	89,508,012
Liability for collateral deposits	—	988,216,116

Total liabilities	—	1,077,724,128

Net assets of Master Trust before adjustment to contract value	8,540,162,714	7,961,874,768
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(60,274,062)	(45,230,625)

Net assets of Master Trust	$8,479,888,652	7,916,644,143

+	Participants may direct their investments into the General Dynamics Stock Fund. The General Dynamics Stock Fund consisted solely of General Dynamics common stock (Company stock) as of December 31, 2012. As of December 31, 2011, the General Dynamics Stock Fund consisted of $2,172,426,079 of General Dynamics common stock and $43,548,492 invested in collective trusts, which is shown above under units of collective trusts.
*	There was no collateral on loaned securities at December 31, 2012. Balance contained collateral on loaned securities in the amount of $21,029,679 for equity securities, $746,202,831 for GICs, and $220,983,606 for fixed-income securities at December 31, 2011.
^	Securities on loan included $20,435,981 of equity securities, $730,221,042 of GICs and $216,523,820 of fixed-income securities at December 31, 2011.

8	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

The Plans’ interests in the Master Trust’s net assets at December 31, 2012 and 2011, were as follows:

General Dynamics Corporation 401(k) Plan 3.0	$3,140,885,749	2,399,361,617
General Dynamics Corporation 401(k) Plan 4.5	1,805,086,807	2,200,752,616
General Dynamics Corporation 401(k) Plan 5.0	2,490,114,878	2,328,245,649
General Dynamics Corporation 401(k) Plan for Represented Employees	1,043,801,218	988,284,261

Total	$8,479,888,652	7,916,644,143

Net investment income for the Master Trust for the year ended December 31, 2012, consisted of the following:

Net appreciation on equity securities other than Company stock	$44,104,350
Net appreciation on Company stock	86,133,315
Net appreciation in collective trust funds	281,444,550
Net appreciation in registered investment companies	48,140,097
Net appreciation on fixed income securities	16,868,036
Interest income on GICs	52,588,378
Interest income on fixed income securities	21,486,643
Interest on notes receivable from participants	5,915,028
Dividends on Company stock	80,905,112
Dividends other than on Company stock	4,726,555
Net interest earned on securities lending transactions	1,298,825
Administrative expenses	(2,196,984)

Total	$641,413,905

9	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

The Plans’ interests in the Master Trust’s investment income for the year ended December 31, 2012, were as follows:

General Dynamics Corporation 401(k) Plan 3.0	$245,875,989
General Dynamics Corporation 401(k) Plan 4.5	154,952,662
General Dynamics Corporation 401(k) Plan 5.0	172,906,709
General Dynamics Corporation 401(k) Plan for Represented Employees	67,678,545

Total	$641,413,905

The Master Trust’s investments that represented 5% or more of the Master Trust’s ending net assets ($423,994,433 and $395,832,207 as of December 31, 2012 and 2011, respectively) were as follows:

	2012	2011
General Dynamics Corporation common stock (at fair value)	$2,127,670,462	2,172,426,079
Guaranteed investment contracts (at contract value):
Met life 25154	$1,206,751,276	1,178,805,814
Met life 25155	1,156,842,349	1,132,214,394
Investment in collective trusts (at fair value):
Collective Daily Russell 2000 Equity Fund	$—	478,771,782
Collective Daily S&P 500 Equity Fund	—	1,282,788,209
BTC US Debt Index Non-Lending Fund F	666,716,465	—
Northern Trust S&P 500 Non-Lending Fund	1,132,558,169	—
Northern Trust Extended Market Index Fund	552,167,464	—

(b)	Guaranteed Investment Contracts

A portion of the assets in the Master Trust are invested in fully benefit-responsive investment contracts with MetLife Insurance Company (MetLife). MetLife’s credit rating from Standard & Poor’s at December 31, 2012 was AA-. The assets of these GICs are invested in a MetLife account, and MetLife guarantees the principal and accrued interest, based on contractually defined interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. MetLife resets the interest rate semi-annually based on the market value of the portfolio and the guaranteed value over the weighted average duration of the investments. Participants will receive the principal and

10	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

Certain events, including premature termination of the GICs, plant closings, layoffs, plan terminations, bankruptcy, mergers and early retirement incentives, could limit the ability of the Plan to transact open investments at contract value. The occurrence of these events is not considered probable.

The investments shown in the accompanying Statements of Net Assets Available for Benefits include these fully benefit-responsive investment contracts at fair value with a corresponding adjustment to reflect these investments at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits, excluding the effect of any loaned securities.

The contract value of the Master Trust’s GICs at December 31, 2012 and 2011, was $2,605,650,546 and $2,327,864,091, respectively, as compared to the fair value of $2,665,924,608 and $2,373,094,716, respectively. The Plan has recognized no reserves against contract value for credit risk of the contract issuers or other matters. The average yield and crediting interest rates ranged from 2.15% to 2.75% for 2012 and 2.10% to 2.70% for 2011.

(c)	Securities Lending

Prior to December 28, 2012, a portion of the assets in the Master Trust were used to engage in securities lending. The securities on loan and related collateral were valued daily to ensure adequate collateralization levels in relation to the securities on loan. The loaned security was delivered to the borrower, and collateral was received by TNT either simultaneously or in advance of security delivery. The total market value of collateralized securities on loan from the Master Trust at December 31, 2011, was $967,180,843. Net income generated for the Master Trust from securities lending activities for the year ended December 31, 2012, was $1,298,825. In connection with the change in trustees from TNT to Fidelity on December 28, 2012, the securities lending arrangement was terminated.

(d)	Fair Value Determination

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between marketplace participants. Various valuation approaches can be used to determine fair value, each requiring different valuation inputs. The following hierarchy classifies the inputs used to determine fair value under U.S. GAAP:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical investments.

11	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

General Dynamics Corporation Common Stock, Investments in Equity Securities, Units of Registered Investment Companies, and Equity Securities on Loan:

General Dynamics Corporation common stock, investments in equity securities and units of registered investment companies are valued using quoted prices in an active market. The fair value of equity securities on loan is based on the underlying securities on loan, which are comprised of equity securities valued using quoted prices in an active market.

•	Level 2 – Inputs other than quoted prices that are observable to the market participant for the asset, or quoted prices in a market that is not active.

Guaranteed Investment Contracts, Units of Collective Trusts, Fixed-Income Securities and Other Securities on Loan:

GICs and units of collective trusts are private investment securities valued using the Net Asset Value (NAV) provided by the Plan’s trustee. NAV is based on the value of the underlying assets owned minus its liabilities, divided by the number of units outstanding. Investments in GICs are redeemable generally with no restrictions at contract value (note 4(b)). Investments in collective trusts are redeemable daily at NAV, and there are no restrictions on redemptions. Investments in collective trusts have investment strategies consistent with their classifications in the tables that follow. The NAV is quoted on a private market that is not active. However, the unit price is based primarily on underlying investments that are traded on an active market. Fixed-income securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. The fair value of other securities on loan is based on the value of the underlying GICs and fixed-income securities on loan, which are determined consistent with the descriptions above for determining the fair value of GICs and fixed-income securities.

•	Level 3 – Inputs are unobservable to the market participant.

There are no Master Trust investments classified as Level 3 investments.

12	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

The following tables present the fair values of the Master Trust’s assets on December 31, 2012 and 2011, and the basis for determining their fair values:

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2012:
General Dynamics Corporation common stock	$2,127,670,462	2,127,670,462	—	—
Investments in other equity securities:
U.S. companies:
Financial	91,834,839	91,834,839	—	—
Capital Goods	16,426,484	16,426,484	—	—
Consumer Durables & Apparel	21,818,739	21,818,739	—	—
Energy	36,402,794	36,402,794	—	—
Food and Beverage	32,311,638	32,311,638	—	—
Healthcare and Pharmaceutical	89,707,751	89,707,751	—	—
Hospitality	30,284,517	30,284,517	—	—
Media and Telecommunications	79,721,555	79,721,555	—	—
Retail	45,949,159	45,949,159	—	—
Technology	151,583,326	151,583,326	—	—
Other	35,614,173	35,614,173	—	—
Guaranteed investment contracts	2,665,924,608	—	2,665,924,608	—
Units of collective trusts:
Large cap U.S. equity market	1,163,318,496	—	1,163,318,496	—
Small/Mid cap U.S. equity market	552,167,464	—	552,167,464	—
Blended equity/bond fund	24,902,553	—	24,902,553	—
Fixed income	666,716,465	—	666,716,465	—
Target date 2010-2020	232,152,010	—	232,152,010	—
Target Date 2025-2035	226,348,124	—	226,348,124	—
Target Date 2040-2050	40,763,154	—	40,763,154	—
Target Date 2055-2060	818,521	—	818,521	—
Cash and cash equivalents, other	19,094,252	19,094,252	—	—

	$8,351,531,084	2,778,419,689	5,573,111,395	—

13	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31. 2011:
General Dynamics Corporation common stock	$2,172,426,079	2,172,426,079	—	—
Investments in other equity securities:
U.S. companies:
Healthcare	24,337,482	24,337,482	—	—
Services	87,235,894	87,235,894	—	—
Financial	12,996,150	12,996,150	—	—
Technology	33,585,769	33,585,769	—	—
Other	93,076,977	93,076,977	—	—
International companies	16,635,720	16,635,720	—	—
Guaranteed investment contacts	2,373,094,716	—	2,373,094,716	—
Units of collective trusts:
Large cap U.S. equity market	1,281,744,710	—	1,281,744,710	—
Small cap U.S. equity market	478,771,782	—	478,771,782	—
U.S. government short term investment fund	275,765,895	—	275,765,895	—
Units of registered investment companies	251,790,963	251,790,963	—	—
Fixed income securities:
Corporate	301,742,641	—	301,742,641	—
Government	428,340,307	—	428,340,307	—
Cash and cash equivalents, other	60,029,890	60,029,890	—	—
Securities on loan	967,180,843	20,435,981	946,744,862	—

Total investments	$8,858,755,818	2,772,550,905	6,086,204,913	—

The valuation methods described above may produce a fair value that is not indicative of a net realizable value or reflective of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of financial instruments could result in a different fair value measurement at the reporting date.

14	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Party-in-Interest Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 30,715,612 and 32,740,547 shares of the Company’s common stock as of December 31, 2012 and 2011, respectively. Dividends earned by the Master Trust on the Company’s common stock were $80,905,112 for the year ended December 31, 2012.

The Plan also invests, through the Master Trust, in collective trust funds and a money market fund that are managed by the trustees or affiliates of the trustees of the Plan (TNT through December 31, 2012 and Fidelity as of December 31, 2012). The Plan also invests, through the Master Trust, in a collective trust managed by one of its investment managers. These funds are considered party-in interest investments. The following table summarizes the value of shares held by the Master Trust in these funds at December 31, 2012 and 2011:

	2012	2011
NT Collective Short-Term Investment Fund	$—	274,633,778
NT Collective Daily S&P 500 Equity Index Fund	30,760,327	339,463
NT Collective Daily Russell 2000 Fund	—	508,094
BTC US Debt Index Non-Lending Fund F	666,716,465	—
NT Extended Market Index Fund	552,167,464	—
NT S&P 500 Index Non-Lending Fund	1,132,558,169	—
Fidelity Government Money Market Fund	242,043,364	—

15	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

The following table summarizes the aggregate net interest earned, and realized and unrealized gains recognized by the Master Trust on these funds for the year ended December 31, 2012:

NT Collective Short-Term Investment Fund	$345,435
NT Collective Daily S&P 500 Equity Fund	206,837,009
NT Collective Daily Russell 2000 Fund	69,886,468
BTC US Debt Index Non-Lending Fund F	(1,041,744)
NT extended Market Index fund	10,080,018
NT S&P 500 Index Non-Lending Fund	19,106,247
Fidelity Government Money Market Fund	—

Notes receivable from participants are also considered party-in-interest transactions.

(7)	Reconciliation of Financial Statements to Form 5500

Benefit requests that have been processed and approved for payment prior to December 31 but not yet paid as of that date are not reported in the financial statements until the subsequent year but are included in amounts allocated to withdrawing participants on the Form 5500 for that year.

The following is a reconciliation of net assets available for benefits at December 31, 2012 and 2011, as reported in the financial statements to the Form 5500:

	2012	2011
Net assets available for benefits as reported in the financial statements	$1,046,027,827	989,904,436
Amounts allocated to withdrawing participants	(893)	(209,843)

Net assets available for benefits as reported in the Form 5500	$1,046,026,934	989,694,593

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2012, as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$76,217,402
Amounts allocated to withdrawing participants at December 31, 2012	893
Amounts allocated to withdrawing participants at December 31, 2011	(209,843)

Benefits paid to participants as reported in the Form 5500	$76,008,452

16	(Continued)

GENERAL DYNAMICS CORPORATION 401(K) PLAN

FOR REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

(8)	Untimely Contributions

Untimely contributions represent the failure to segregate and forward participant contributions to a plan from the general assets of the employer within a reasonable period of time following the pay period in which such amounts would have been payable to the participant in cash. During the Plan year ended December 31, 2012, there were untimely contributions of $56 (as reported in Schedule H, Line 4a of the Form 5500) that were corrected during the Plan year. Along with the correction of $56 of contributions, the Plan also remitted to the participants $32 in employer match contributions and $8 in lost earnings.

(9)	Subsequent Event

Effective March 28, 2013, the portion of the General Dynamics Ordnance and Tactical Systems, Inc. Scranton Retirement Savings Plan representing the account balances of represented employees was merged into the Plan.

17

GENERAL DYNAMICS CORPORATION

401(K) PLAN FOR REPRESENTED EMPLOYEES

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

Year ended December 31, 2012

	Total that Constitute nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Check here if Late Participant Loan Repayments are included:		$56

See accompanying report of independent registered public acounting firm.

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan for Represented Employees

by	/s/ Henry C. Eickelberg
Henry C. Eickelberg Vice President, Human Resources and Shared Services

Dated: June 28, 2013